Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   SEC
   Mail Processing
   Section
   JUN 26 2017
   Washington DC
   412

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☒ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/23/17
      (MM/DD/YY)

                                        NYSE Arca, Inc.
                                        (Name of applicant)

By: _____   Martha Redding, Assistant Secretary
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 23rd day of June , 2017 by _____ AMY MAURO
                                        (Month)   (Year)   (Notary Public)   Notary Public State of New York
My Commission expires May 29, 2020 County of Westchester State of New York   No. 01MA6262613
                                                                              Qualified in Westchester County
This page must always be completed in full with original, manual signature and notarization Commission Expires May 29, 2020
Affix notary stamp or seal where applicable.

4

ARCAONE-17-000001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2017

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

JUNE 2017

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

The following pages of Exhibit D, numbered ARCAONE-17-000005 through ARCAONE-17-000031, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	16,464
Cash - clearing member deposits		18,968,035
Accounts receivable, net of allowance		5,170
Deferred tax assets - current		0
Restricted Cash		85,100
Prepaid expenses and other current assets		5,111
Due from affiliates, net		0
Current Assets		19,079,880

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	29,178
Accumulated depreciation	(18,906)
Property and equipment, net	10,272

OTHER NONCURRENT ASSETS:

Restricted cash long term	50,000
Other noncurrent assets	50,000

Assets	$	19,140,152

LIABILITIES and MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	7,960
Accrued salaries and benefits		4,148
Intercompany		7,654
Margin deposits and guaranty funds		18,968,035
Current income taxes payable		(6)
Deferred revenue		2,966
Current liabilities		18,990,757

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	218
Noncurrent liabilities	218

Liabilities	18,990,975

EQUITY:

Contributed capital	89,132
Retained earnings	60,044
Total equity	149,176

Total liabilities and equity	$	19,140,151

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	86,754
Other revenue		15,070
Affiliate revenue		5,573
Total Revenue		107,397
Expenses:		
Compensation and benefits		16,187
Professional services		876
Technology and communication		3,941
Rent and occupancy		1,234
Selling, general and administrative		1,050
Depreciation and amortization		5,280
Service and license fees to affiliates		20,544
Operating Expenses		49,112
Operating Income		58,285
Other expense, net		(2,337)
Pre-Tax Net Income		55,948
Income tax expense		1,799
Net Income	$	54,149

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered ARCAONE-17-000034 through ARCAONE-17-000049, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

CURRENT ASSETS:

Cash and cash equivalents	$	240
Accounts receivable, net of allowance		287
Prepaid expenses and other current assets		-
Current Assets		527

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	1,095
Accumulated depreciation	(167)
Property and equipment, net	928

OTHER NON-CURRENT ASSETS:

Other Intagibles, net	1,449
Deferred income tax asset	529
Other non-current assets	1,978

Total assets	$	3,433

LIABILITIES and SHAREHOLDER'S EQUITY:

CURRENT LIABILITIES:

Accounts Payable and Accrued Liabilities	$	74
Accrued salaries and benefits		260
Income tax payable		0
Deferred revenue		480
Due to affiliates		9,605
Current liabilities		10,419

NON-CURRENT LIABILITIES:

Other non-current liabilities	8
Non-current liabilities	8

Liabilities	10,427

SHAREHOLDER'S EQUITY:

Contributed Capital	(6,665)
Retained earnings	(329)
Total shareholder's equity	(6,994)

Total liabilities and shareholder's equity	$	3,433

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by

NYSE Governance Services, Corporate Board Member, LLC.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

REVENUES:

Listing fees	$	3,571
Total revenue		3,571

OPERATING EXPENSES:

Compensation and benefits	2,154
Professional services	37
Acquisition-related transaction and integration costs	-
Technology and communication	5
Rent and occupancy	49
Selling, general and administrative	1,701
Amortization and depreciation	81
Operating expenses	4,027
Operating loss	(456)
Pre-tax net loss	(456)
Income tax expense	-
Net loss	$ (456)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered ARCAONE-17-000052 through ARCAONE-17-000080, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

NYSE Goverance Services, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,045
Accounts receivable, net of allowance		5,224
Prepaid expenses and other current assets		1,532
Income tax receivable		818
Current assets		8,619

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost		2,787
Accumulated depreciation		(2,578)
Property and equipment, net		209
Assets	$	8,828

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	844
Accrued salaries and benefits		2,514
Due to affiliates		19,974
Deferred revenue		5,542
Current liabilities		28,874
Liabilities		28,874

EQUITY:

Contributed capital		0
Retained deficit		(20,046)
Total equity		(20,046)
Total liabilities and equity	$	8,828

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Goverance Services, Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Listing Fees	$	18,988
Total revenue		18,988
Expenses:		
Acquisition-related transaction and integration costs		1,410
Compensation and benefits		16,057
Technology and communications		3,702
Professional services		2,844
Depreciation and amortization expense		848
Rent and occupancy		1,026
Selling, general and administrative		1,360
Operating expenses		27,247
Operating loss		(8,259)
Interest expense, affiliates		-
Interest expense		(90)
Other Income (Expense)		(90)
Pre-tax net loss		(8,349)
Income tax benefit		(3,171)
Net loss	$	(5,178)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered ARCAONE-17-000083 through ARCAONE-17-0000123, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

True Office
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	249
Accounts receivable, net of allowance		151
Prepaid expenses and other current assets		7
Current assets		**407**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	102
Accumulated depreciation	(16)
Property and equipment, net	**86**

OTHER NON-CURRENT ASSETS:

Goodwill	13,030
Other intangibles, net	1,522
Deferred tax assets- non-current	2,276
Other non-current assets	**16,828**
Total assets	$ **17,321**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	68
Due to affiliates		1,508
Deferred revenue		3
Income tax payable		2
Current liabilities		**1,581**
Total liabilities		**1,581**

EQUITY:

Retained deficit	(2,293)
Contributed capital	18,033
Total equity	**15,740**
Total Liabilities and equity	$ **17,321**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

True Office
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Listing Fees	$	1,918
Total revenue		**1,918**
Professional services		680
Acquisition-related transaction and integration costs		1
Technology and communication		182
Rent and occupancy		131
Selling, general and administrative		-
Depreciation and amortization		460
Operating expenses		**1,454**
Operating loss		**464**
Other expense, net		51
Other expense		**51**
Pre-tax net loss		**413**
Income tax expense		**166**

The following pages of Exhibit D, numbered ARCAONE-17-000126 through ARCAONE-17-0000139, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

June 2017

A complete set of NYSE Arca, Inc.'s forms
pertaining to application for membership,
participation, or subscription, and application for
approval as a person associated with a member,
participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com.

NYSE Arca Options

Options Trading Permit Short Form Application

NYSE Arca
Short Form OTP Membership Application and Agreement

To qualify for Short Form Options Trading Permit (OTP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Equities Trading Permit (ETP) Holder. Current ETP Holder applicants are eligible for expedited approval. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent, User Agreement, and the Registered Trader and Nominee Application to:

NYSE Arca, Inc.
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form OTP Membership Application

Short Form Eligibility:

☐   Applicant is currently a member in good standing of NYSE Arca Equities

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____

Email: _____

Web Address, if any: _____

CRD Number: _____

NYSE Arca Equities ETP ID: _____

Designated Examining Authority: _____

Contact Information

Contact Name: _____

Job Title / Position _____

Phone: _____ Email: _____

Type of Business to be Conducted With Options Trading Permit (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

All individual applicants must complete the Registered Trader and Nominee Application available at
https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Registered_Trader_and_Nominee_Application.pdf

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

| **SECTION 3 – Clearing Letter of Consent** |
| **Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer** |

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

_____
Clearing OTP Holder (Broker-Dealer Name)

_____
Clearing OTP Holder (OCC Clearing #)

_____
Clearing OTP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing OTP Holder   Managing Member, or Sole Proprietor of OTP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca Equities, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the <u>Application for Equity Trading Permit ("ETP")</u>, an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Equities Rule 2.3. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process
- Following submission of the <u>Application for Equity Trading Permit</u> and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit

- o Sections 1-6, and 8-9 are MANDATORY for all applicants
- o Section 7 if applicant is not self-clearing

❑ Signed Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

- o Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- o Designated supervisors and principals

❑ Financial Documentation

- o Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
- o Most Recent Balance Sheet and Capital Computation
- o Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit

- o Sections 1-6, and 8-10 are MANDATORY for all applicants
- o Section 7 if applicant is not self-clearing

❑ Signed Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

- o Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- o Designated supervisors and principals
- o All Authorized Traders

❑ NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

❑ Financial Documentation

- o Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
- o Most Recent Balance Sheet and Capital Computation
- o Six Month Profit/Loss Projection
- o Subordination Agreements, if applicable

❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Equities Rule 7.30(a).

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[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf . Additional fees to those listed within this application may apply.

[2] A $125 Investigation Fee may be required for each Control Person, Allied Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®.

[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

NYSE Arca ETP Application - March 2017

3

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Equities Rule 1.1(g)).

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Equities Rules 1.1(c) and 1.1(d), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Equities Rule 7.23(a).

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to Rule 7, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

NYSE Arca Equities – NYSE Arca Equities, Inc. (a wholly owned subsidiary of NYSE Arca, Inc.).

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca Equities, Inc.

Equity Trading Permit Application and Clearing Letter of Consent

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID: _____

(If NASDAQ Participant)

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker*   ☐ Public Customer Business   ☐ Clearing Services   ☐ Proprietary Trading

☐ Other _____

* Please also complete Application for Market Maker Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking   ☐ Public Customer Business   ☐ Options Market Making

☐ Proprietary Trading   ☐ Other _____

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT   ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE)   ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE)   ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX)   ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Equities)   ☐ Other _____

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca Equities, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca Equities, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement: ☐ Direct Equity Investment   ☐ Any consideration over $5,000
                       ☐ Profit Sharing   ☐ Direct Financing
                       ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. _____

_____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

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[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Equities Rule 1.1(c)[6]; (B) each Approved Person as defined in NYSE Arca Equities Rule 1.1(d)[7]; and (C) each Person as defined in NYSE Arca Equities Rule 6.18(b)(2)[8].

You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.

APPLYING AS: —   ALLIED PERSON   APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Designated Supervisor of Authorized Traders

Email: _____

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ALLIED PERSON   —   APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Designated Supervisor of Authorized Traders

Email: _____ \

— Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ALLIED PERSON   APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Designated Supervisor of Authorized Traders

Email: _____

— Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ALLIED PERSON   —   APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Designated Supervisor of Authorized Traders

Email: _____

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

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[6] Pursuant to NYSE Arca Equities Rule 1.1(c), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an ETP Holder who controls such firm, or (2) an employee of an ETP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an ETP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an ETP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[7] Pursuant to NYSE Arca Equities Rule 1.1(d), the term "Approved Person" shall refer to a person who is not an ETP Holder, nor an employee or an Allied Person of an ETP Holder, and who: (1) is a director of an ETP Holder, or (2) controls an ETP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[8] NYSE Arca Equities Rule 6.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the ETP Holder. Pursuant to NYSE Arca Equities Rule 1.1(f), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

ARCAONE-17-000157

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Equities Rule 1.1(g). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: _____

NYSE Arca Equities Rules state:

(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Equities Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

    (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.

    (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.

    (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

    (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Equities Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – CLEARING LETTER OF CONSENT
Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____

Applicant Broker-Dealer

_____

CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Equities Rules and may be relied upon by NYSE Arca Equities, NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Equities Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

_____

Clearing ETP Holder (Broker-Dealer Name)

_____

Clearing ETP Holder (NSCC Clearing #)

_____

Signature of Authorized Officer, Partner or
Managing Member of Clearing ETP Holder

_____

Signature of Authorized Officer, Partner or
Managing Member, or Sole Proprietor of ETP Holder

_____

Print Name / Title

_____

Print Name / Title

_____

Date

_____

Date

NYSE Arca Equities, Inc.

Contracts

SECTION 8 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT

Provided that User is an ETP Holder of NYSE Arca Equities and subject to a valid, ongoing User Agreement with NYSE Arca, LLC; Archipelago Securities, LLC (hereinafter "Archipelago Securities"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this Routing Agreement and any applicable rules and interpretations of NYSE Arca Equities Rules. Whereas Archipelago Securities provides certain order routing services for NYSE Arca Equities, and User desires to use the order routing facilities of NYSE Arca Equities and NYSE Arca, for good and valuable consideration, User and Archipelago Securities agree as follows:

1. ROUTING SERVICES.

Archipelago Securities, a wholly owned subsidiary of Archipelago Holdings, Inc., agrees to act as agent of the User for routing orders entered into NYSE Arca to the applicable market centers or broker-dealers for execution, whenever such routing is required in accordance with NYSE Arca Equities Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of NYSE Arca Equities Rules.

2. ORDERS NOT ELIGIBLE FOR ROUTING SERVICES.

User agrees that Archipelago Securities will not execute any orders that are not eligible for order routing in accordance with NYSE Arca Equities Rules. For example, NYSE Arca Equities Rules may provide that if a User has indicated that an order must not be routed to another market center for execution (*i.e.*, by designating an order as a fill-or-return or fill-or-return plus order), the order will not be eligible for routing services provided by Archipelago Securities.

3. CANCELLATION; MODIFICATION OF ORDERS.

User agrees that any requests regarding cancellation or modification of orders shall be subject to NYSE Arca Equities Rules. User understands that such rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside NYSE Arca will be processed by Archipelago Securities, subject to the applicable trading rules of the relevant market center.

4. TRANSMISSION OF ORDER INSTRUCTIONS.

User agrees that all orders on its behalf must be transmitted to Archipelago Securities through NYSE Arca. User agrees that NYSE Arca is its exclusive mechanism for purposes of transmitting orders on its behalf to Archipelago Securities and for receiving notice regarding such orders. Archipelago Securities shall be entitled to rely upon and act in accordance with any order instructions received from NYSE Arca on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this agreement shall be reported by Archipelago Securities to NYSE Arca. The User shall be notified of such executions through NYSE Arca.

5. CLEARANCE AND SETTLEMENT.

User agrees that all transactions executed on its behalf shall be processed in accordance with NYSE Arca Equities Rules. If User is an ETP Holder, User agrees that orders executed or its behalf by Archipelago Securities shall be automatically processed by NYSE Arca for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Archipelago Securities shall be cleared and settled, using the relevant Sponsoring ETP Holder's mnemonic (or its clearing firm's mnemonic as applicable).

6. TERM OF AGREEMENT.

This Routing Agreement will be effective as of the Effective Date and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Archipelago Securities may terminate this Routing Agreement immediately if (i) the User is in breach of this Routing Agreement for any reason, (ii) any representations made by the User in connection with this Agreement or the User Agreement are or become false or misleading or (iii) User is no longer a ETP Holder or Sponsored Participant of NYSE Arca Equities or otherwise authorized to access NYSE Arca. Upon the termination of this Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The provisions of Paragraphs 7, 8, 9 and 10 will survive the termination or expiration of this Routing Agreement for any reason. In no event will termination of this Routing Agreement relieve User of any obligations incurred through its use of NYSE Arca.

7. INDEMNITY.
User agrees to indemnify, defend and hold Archipelago Securities harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Agreement or otherwise from its use of the Archipelago Securities routing services.

8. DISCLAIMER OF WARRANTY.
ROUTING SERVICES ARE PROVIDED "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY ARCHIPELAGO SECURITIES, NYSE Arca EQUITIES OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

9. NO LIABILITY FOR TRADES.
USER UNDERSTANDS AND AGREES THAT (I) ARCHIPELAGO SECURITIES IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF NYSE Arca TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. NEITHER ARCHIPELAGO SECURITIES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF ARCHIPELAGO SECURITIES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, NYSE Arca WILL BE ABSORBED BY THE USER OR THE ETP HOLDER SPONSORING THE USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO NYSE Arca. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

10. NO CONSEQUENTIAL DAMAGES. UNDER NO CIRCUMSTANCES WILL ARCHIPELAGO SECURITIES, NYSE Arca EQUITIES OR ITS OR THEIR AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF ARCHIPELAGO SECURITIES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

11. ASSIGNMENT.
User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Archipelago Securities' prior approval, which will not be unreasonably withheld. Archipelago Securities may assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. FORCE MAJEURE.
Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Archipelago Securities nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

13. MISCELLANEOUS.

All notices or approvals required or permitted under this Routing Agreement must be given in writing to the address specified above. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party, provided that this agreement shall at all times be interpreted to effect the rules and interpretations of NYSE Arca Equities, as applicable. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. All disputes, claims or controversies between the parties hereto will be submitted to arbitration in New York, New York. This Routing Agreement, together with the applicable NYSE Arca Equities Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Archipelago Securities and User with respect to its subject matter and supersedes all prior writings or understandings.

Accepted on behalf of ETP Holder:

By (Signature): _____

Name: _____

Title: _____

Date: _____

SECTION 9 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Equities Rule 6.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Equities Rules 4.5 Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Equities Rule 2.4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.

For individuals required to be disclosed below who do not have required information available on Web CRD®, the Applicant may be required to submit an investigation fee of $125 per individual

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: _____ CRD: _____

Phone: _____

Email: _____

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: _____ CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____ CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____ CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____ CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____ CRD: _____

Phone: _____

Email: _____

Additional Authorized Traders are submitted in a separate document attached hereto

SECTION 9 (CONTINUED) - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Connectivity

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

NYSE Arca Equities, Inc.

DEA Application Requirements

NYSE Arca ETP Application - March 2017

19

ARCAONE-17-000167

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Equities Rule 1.1(f)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Equities Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Equities Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Equities Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Equities Rule 6.3

Accepted on behalf of ETP Holder:

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

NYSE Arca Equities, Inc.

Equity Trading Permit Short Form Application

NYSE Arca Equities
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants are eligible for expedited approval. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Arca Equities User Agreement to:

NYSE Arca Equities
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐   Applicant is currently a member in good standing of NYSE Arca Options

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____

Email: _____

Web Address, if any: _____

CRD Number: _____

NYSE Arca Options OTP ID: _____

Designated Examining Authority: _____

Contact Information

Contact Name: _____

Job Title / Position _____

Phone: _____ Email: _____

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker*   ☐ Public Customer Business

☐ Clearing Services   ☐ Proprietary Trading

☐ Other_____

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca Equities, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca Equities, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 3 – Clearing Letter of Consent
Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Equities Rules and may be relied upon by NYSE Arca Equities, NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Equities Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

_____
Clearing ETP Holder (Broker-Dealer Name)

_____
Clearing ETP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing ETP Holder   Managing Member, or Sole Proprietor of ETP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the <u>Application for Options Trading Permit ("OTP")</u>, an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to: crs@nyse.com

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Options Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for overall review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay. NYSE Arca shall post the name of the Applicant Broker-Dealer and its proposed Nominee for a period of three (3) business days in the NYSE Arca Weekly Bulletin.

    o Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Options Trading Permit

- All individuals required to be registered with NYSE Arca, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Arca Rule 2.23 requesting such registration. NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant, in writing, of their membership decision.

- An OTP must be activated within six months of approval by NYSE Arca. Applicant Broker-Dealers that have been approved by NYSE Arca are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by NYSE Arca before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on NYSE Arca and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.

- In the event an Applicant is disapproved by NYSE Arca, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Arca Rule 10.14.

APPLICATION CHECKLIST & FEES

CHECKLIST FOR NON-NYSE Arca DEA BROKER-DEALER APPLICANTS

❑ Application for Options Trading Permit
- Section 8 only if you are not self-clearing
- Section 9 does not apply

❑ NYSE Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals
- All Authorized Traders

❑ Financial Documentation
- Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

CHECKLIST FOR NYSE Arca DEA BROKER-DEALER APPLICANTS

❑ Application for Options Trading Permit
- Section 8 only if you are not self-clearing

❑ NYSE Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals
- All Authorized Traders

❑ Financial Documentation
- Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection
- Subordination Agreements, if applicable

❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

---

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, whichever is greater. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.
[2] Market Maker applicants must include, but are not limited to, the following NYSE Arca Option Rules: 6.32 – 6.41 (Market Makers), 6.82, 6.84 & 6.85 (Lead Market Makers), 6.83 (Limitations on Dealings of Lead Market Makers/Information Barriers), 11.3 (Prevention of the Misuse of Material, Nonpublic Information), 11.18 (Supervision), and 11.19 (Anti-Money Laundering Compliance Program).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an Options Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC. A Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Firm or OTP Holder that acts as a Market Maker pursuant to Rule 6.32A and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") – an Authorized Trader who performs market making activities pursuant to Rules 6 and 6A on behalf of an OTP Firm or OTP Holder registered as a Market Maker. To be approved as an MMAT, a person must demonstrate knowledge of the Rules of the Exchange by passing an examination prescribed by the Exchange. MMATs may be officers, partners, employees, or associated persons of OTP Firms that are registered with the Exchange as Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with NYSE Arca Rule 2.4, to conduct business on the trading facilities of NYSE Arca and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca", the "Exchange", or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an Options Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with NYSE Arca Rules.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID: _____

Application   Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT   ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE)   ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE)   ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX)   ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Options)   ☐ Other _____

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: _____ CRD#: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

— Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[3], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement: ☐ Direct Equity Investment ☐ Any consideration over $5,000
                      ☐ Profit Sharing ☐ Direct Financing
                      ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca OTP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. _____

_____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

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[3] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[4]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[5]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[6]. **You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.**

APPLYING AS:	**ALLIED PERSON**	**APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

    Designated Supervisor of Authorized Traders

    Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS:	**ALLIED PERSON**	**APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

    Designated Supervisor of Authorized Traders

    Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS:	**ALLIED PERSON**	**APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

    Designated Supervisor of Authorized Traders

    Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS:	**ALLIED PERSON**	**APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

    Designated Supervisor of Authorized Traders

    Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

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[4] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an OTP Holder who controls such firm, or (2) an employee of an OTP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an OTP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an OTP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[5] Pursuant to NYSE Arca Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an OTP Holder, nor an employee or an Allied Person of an OTP Holder, and who: (1) is a director of an OTP Holder, or (2) controls an OTP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an OTP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[6] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the OTP Holder. Pursuant to NYSE Arca Rule 1.1(d), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

NYSE Arca OTP Application April 2017

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

Please list all individuals who will conduct trading activity on the Exchange on behalf of the Applicant

REGISTERED TRADER INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)	☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)	☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)	☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)	☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)	☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)	☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
  1. Name and CRD number of the person(s).
  2. Copies of documents relating to the Statutory Disqualification.
  3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
  4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____   Date: _____

Print Name: _____   Title: _____

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5.

Name of Person responsible for maintaining WSPs: _____ CRD#:_____

Applicant Broker-Dealer's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): _____ CRD#:_____

NYSE Arca Rules state:
   (a) Adherence to Law – No Options Trading Permit Holder or Associated Person of an Options Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Options Trading Permit Holder must supervise persons associated with the Options Trading Permit Holder as to assure compliance therewith.
   (b) Supervisory System – Each Options Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Options Trading Permit Holder. The Options Trading Permit Holder's supervisory system must provide, at a minimum, for the following:
        (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
        (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Options Trading Permit Holder.
        (3) The Options Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
        (4) Each Options Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.
   (c) Written Procedures – Each Options Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:
   - Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
   - The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
   - The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
   - How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:
   - Size conventions
   - Coordination of quotations, trades and trade reports
   - Improper collaboration and coordination of Market Maker activities
   - Failure to honor quotations
   - Harassment
   - Late and inaccurate trade reporting

ALL OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

_____
Clearing OTP Holder (Broker-Dealer Name)

_____
Clearing OTP Holder (OCC Clearing #)

_____
Clearing OTP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing OTP Holder   Managing Member, or Sole Proprietor of OTP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca, Inc.

DEA Application Requirements

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule 11.3

_____ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	_____ Date
_____ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	_____ Title

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Contact Name: _____ Telephone: _____

Email: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (e.g., Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE MKT and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

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[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

ARCAONE-17-000192

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(h) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

3. Compliance

(a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement, NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (ii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or use of the information and data received during the term of this Agreement from the Platform, except in either case to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud or breach of this User Agreement. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through, processed by and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data (as between User and NYSE), name, trade name, trademarks and service marks.

6. **Information**

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(g) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(h) Non-attribution. NYSE shall take commercially reasonable efforts to not disclose data that specifically identifies User except: i) in relation to a product filed with the SEC; ii) when NYSE has received User's consent; iii) when allowed by the Rules or law, regulation or government rule; or iv) restricted access on a delayed, aggregated basis to employees of issuers of listed securities that are not trading and dealing personnel.

7. **Disclaimer of Warranty**

THE PLATFORM AND ANY CONNECTIVTY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages
NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination
This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement, the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without regard to choice of law principles.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement, any Connectivity Questionnaire and any Session Request Form on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Date: _____

With Notices To:

User Name: _____

Contact Name: _____

Address: _____

City, State, Zip: _____

Email: _____

Accepted on behalf of NYSE:

Entity: _____

By (Signature): _____

Name: _____

Title: _____

Date: _____

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway

All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.

For questions regarding this form, please contact Connectivity at (212) 896-2830 option 2.
Completed Session Request Forms should be returned to Connectivity at connectivity@nyse.com.

Contact Information

Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Acknowledgment of Certification

Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group:

Session Detail (Please select only one market, session type, and protocol, per request form.)

Request Type:	☐ Create	☐ Modify	☐ Remove	
Market:	☐ NYSE Arca Equities ☐ NYSE MKT	☐ New York Stock Exchange ☐ NYSE Amex Options		☐ NYSE Arca Options
Session Type:	☐ Member	☐ Service Bureau	# of Sessions:	
Protocol:	☐ FIX Order Entry ☐ Binary Order Entry ☐ FIX Drop Copy ☐ Binary Drop Copy			
Sender Comp IDs (If modifying or removing.):				

Order Entry Settings

- Leave blank and proceed to the next page if protocol is drop copy.
- Check only the settings that are changing if this is a modification.

MPID(s):	
Cancel on Disconnect:	☐ None ☐ Cancel All ☐ Cancel All Except On Open/On Close
Default Self-Trade Prevention:	☐ None ☐ Cancel Newest ☐ Cancel Oldest ☐ Cancel Both ☐ Decrement
Max Order Qty (Exchange max applied, if blank.):	
Priority Update Ack Subscription:	☐ Subscribe ☐ Do Not Subscribe
Symbol Eligibility:	☐ All Symbols ☐ Test Symbols Only

Drop Copy Settings

- *Leave blank if protocol is order entry.*
- *Check only the settings that are changing if this is a modification.*

Filter By (Choose One):	☐ Sender Comp ID ☐ MPID (FIX Only) ☐ Clearing Firm (FIX Only)

Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*

Message Preference:	☐ All activity (Exchange Side) ☐ Fills/Partial Fills Only

Source IP Permission

- *List any IPs, or IP ranges, that will be connecting to Pillar Native Gateway.*

By (Signature)	_____
Name:	_____
Title:	_____
Company Name:	_____ CRD # _____
Phone:	_____
Email Address:	_____
Date:	_____

Completed Session Request Forms should be returned via email to <u>connectivity@nyse.com</u>.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT
The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with NYSE Arca, LLC ("NYSE") as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): _____

(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

User represents that it is

> a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above.

Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection

This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User is responsible for all of its and its End Users' costs and charges incurred in connecting to Pillar and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights

User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law

User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing

User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection

NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice and without cause.

6. Amendment

NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after five (5) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement is required. If the User adds additional Subscribers, User must sign a new Connection Agreement for each new Subscriber. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment

User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:
    A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
    B) ANY OTHER LOSS OR INJURY, OR
    C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement located at www.nyse.com. Capitalized terms that are not defined in this Connectivity Questionnaire have the meanings given them in the NYSE Master User Agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at www.nyse.com/pillar.

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE Arca Options ☐ NYSE MKT Equities ☐ NYSE Amex Options ☐ NYSE Equities	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? *Service Bureau must sign in Section 5	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: _____)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No

By signing this Connectivity Questionnaire:
- The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.
- The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.
- The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Arca Options

Floor Broker Letter of Authorization Revocation

To: NYSE Arca Client Relationship Services Department

From: _____

            OTP Clearing Member

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

_____

OTP Firm Name

_____

Floor Broker Name   Symbol

_____

Authorized Signature – Clearing Member

_____

Printed Name   Title

NYSE Arca Options

Market Maker Letter of Guarantee Revocation

To: NYSE Arca Client Relationship Services Department

From: _____

Clearing Member

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

_____

Firm Name

_____

Market Maker Name

_____

Market Maker Symbol

_____   _____

Authorized Signature   Date
Clearing Firm

_____   _____

Print Name   Title

NYSE Arca Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Arca Client Relationship Services Department

From: _____

         OTP Member Firm

Re: _____

         OTPID   **Acronym(s)**

Type of OTP:

☐ Clearing Firm   ☐ Order Sending Firm

Date of Termination: _____(Close of Business)

☐ Temporary Termination (1-120 days)

      – Date of Return: _____

☐ Permanent Termination

_____

Authorized Signature of OTP Firm   **Date**

Checklist for Terminating an OTP Order Sending & Clearing Firm

1.   OTP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2.   Temporary terminations cannot exceed 180 days.

Updated January 2013

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Arca Options Client Relationship Services Department

From: _____
         Clearing Member

Date of termination: _____ (Close of Business)

☐   Temporary Termination (1 to 120 days) *

        – Date of Return: _____

☐   Permanent Termination**

Market Maker: _____   Acronym(s): _____

OTP Firm:_____

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Arca Rule 6.36) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

_____   _____
Authorized Signature of Clearing Member   Date

_____   _____
Print Name   Title

* OTP holders(OTP) must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

** A Letter of Guarantee Revocation is required to be filed with the NYSE Arca Client Relationship Services Department after all accounts have cleared.

NYSE Arca Options
Floor Broker Letter of Authorization
For FLEX Equity Options

This Letter of Authorization is made as of _____ , 20 _____

by _____ "Clearing Member"

In respect of _____ "Floor Broker"

     WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange"), and Clearing Member is an OTP Firm of the Exchange and a member of the Options Clearing ("Clearing Corporation"); and

     WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

     WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

     NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions in FLEX Equity Options (as defined in NYSE Arca Rule 6.1(b)(6) and 5.32) made by Floor Broker when the name of Clearing Member is given up.

     This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange and has been posted on the bulletin board of the Options Trading Floor of the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

     Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

     WITNESS the due execution of the Letter of Authorization as of the day first above written.

_____
Print name of Floor Broker

_____
Print name of Clearing Member

_____
Authorized Signature of Floor Broker

_____
Authorized Signature of Clearing Member

_____
Symbol

_____
Title

Revised May 2012

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of _____, 20_____ by _____ the "Clearing Member" in respect of _____ the "OTP Firm" on behalf of _____ the "Floor Broker"

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange") and nominee of an OTP Firm;

WHEREAS Clearing Member is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC");

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by Clearing Member; and

WHEREAS OTP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker.

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of OCC and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility when the name of Clearing Member is given up:

- ☐ For the clearance of all Exchange options transactions by Floor Broker*
- ☐ For the clearance of all Flex Options transactions made by Floor Broker*

Check all that apply.

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day and year above written.

_____
Print Name of Authorized Signatory of Floor Broker's OTP Firm

_____
Print Name of Clearing Member

_____
Signature of Authorized Signatory of Floor Broker's OTP Firm

_____
Print Name of Authorized Signatory of Clearing Member

_____
Signature of Authorized Signatory of Clearing Member

Revised September 2015

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Rule 6 and 5.32

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 6.33 of the Rules of NYSE Arca. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Arca Rule 6.36.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in NYSE Arca Rule 6.1(a)(6)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 5.32] made by you*

*Check all that apply.

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Arca Rule 6.36 and may be relied upon by the NYSE Arca, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Arca Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE Arca.

Accepted and agreed to this _____ day of _____, 20 ___.

_____   _____
Clearing Firm Name   OTP Firm Name

_____   _____
Clearing Member Representative (Please Print)   Market Maker (Please Print)

_____   _____
Authorized Signature of Clearing Member   Authorized Signature of Market Maker

                                         _____
                                         Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Arca invoices for the above symbol:

Name on OCC Account _____

OCC Account Number_____

NYSE Arca Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: _____ Applicant CRD#: _____

Member Firm: _____ Member Firm CRD#: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Member Firm Contact: _____ Title: _____

Phone: _____ Email: _____

APPLICANT PERSONAL INFORMATION

Home Address: _____

City: _____ State: _____ Zip: _____

Member Firm Contact: _____ Title: _____

Phone: _____ Email: _____

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk   ☐ Floor Employee

All individuals requesting access to the NYSE Arca Options Floor must register as ("FE") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("FE") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE Arca, Inc. and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE Arca, Inc., its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: _____ Date: _____

OTP FIRM ACKNOWLEDGEMENT

I hereby certify that _____ Is authorized to enter into the NYSE Arca Options trading floor as
(Name of Applicant)

referenced above, on behalf of this OTP Firm _____ .
(Name of OTP Firm)

Start Date: _____

Authorized Signature: _____ Date: _____

OTP Request Form

This form should be used to request an Options Trading Permit ("OTP") and to assign that OTP to a nominee of an OTP Firm. This form designates an OTP Firm's nominee as an OTP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that nominee. This form must be approved by NYSE Arca's Client Relationship Services Department. A separate form must be executed for each OTP Holder.

Please issue _____ ("OTP Firm")
                            (*name of OTP Firm*)

_____ Options Trading Permit(s), effective _____ (open of business).
(*number of OTPs being requested*)   (*effective date*)

(This)/(these) OTP(s) will be held in the name of

_____ ("OTP Holder"), hereby established as an OTP Holder, until further notice.
           (*name of nominee*)

☐ (This is a) / (these are) new or additional OTP(s) of the OTP Firm
☐ (This is an) / (these are) existing OTP(s) of the OTP Firm; this form is being executed to assign said OTP(s) to the above referenced OTP Holder.

Type of Business activity to be conducted with this/these OTP(s):

    Lead Market Maker (LMM)   Remote Market Maker (RMM) ☐   Floor Market Maker (FMM)

    Clearing Services   Order Sending

    Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? Yes   No

The OTP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Arca, all obligations owed to NYSE Arca or any subsidiary of NYSE Arca, the payment of all NYSE Arca fees and charges, and all obligations accruing in the course of the OTP Firm's and the OTP Holder's NYSE Arca business.

The OTP issued pursuant to NYSE Arca's acceptance of this form will be associated with the OTP Firm until terminated pursuant to the termination provisions delineated in NYSE Arca Rule 2.22(a).

Signature of OTP Holder: _____

Telephone Number of OTP Holder: _____   *Email Address:* _____

Authorized Signature for OTP Firm: _____

Print Name of Authorized Signatory: _____

Telephone Number of Authorized Signatory: _____   *Email Address:* _____

Date: _____

Clearing member authorization for electronic collection of NYSE Arca invoices for this OTP:

Name of Clearing Firm _____

OCC Account Number_____

NYSE Arca Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each Applicant is required to register employees, nominees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: _____ CRD: _____

Type of Business: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

REGISTERED TRADER / NOMINEE INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)   ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)   ☐ Office Nominee

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member

_____   _____
Print Name   Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

_____   _____
Signature of Applicant   CRD#

_____   _____
Print Name   Title

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. and NYSE Arca Equities, Inc. (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14, and Arca Equities Rule 1.1(d), 2.3, and 2.13.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
    - o A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
    - o The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
    - o Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: _____

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

    Member Organization:_____

    Web CRD#: _____

    Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
    - ☐ is a director of an ETP/OTP Firm
    - ☐ *controls* an ETP/OTP Firm
    - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
    - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

    - ☐ Yes
    - ☐ No

    If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c) and Arca Equities Rule 1.1(d).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____
   (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
   equivalent of the Applicant)

Printed Name: _____

Title: _____

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Rule 6.37, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 6.82. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with NYSE Arca, Inc. eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 6.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to NYSE Arca Rule 6, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca", the "Corporation", or the "Exchange") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by rules 6.37 and 6.82 to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

Filing Requirements:
Prior to submitting the <u>Application to become a Lead Market Maker</u>, an applicant Broker-Dealer must have completed the Options Trading Permit ("OTP") application, identifying "Market Making" as a business to be conducted on NYSE Arca, Inc. A firm will not be eligible for approval as a Lead Market Maker until after their OTP application, with this indication, is approved.

Checklist:
Applicant OTP must complete and submit all materials as required in the Application Checklist (page 3) to <u>crs@nyse.com</u>.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: <u>crs@nyse.com</u> ; Phone: 212-896-2830, Option 5.

Application Process:
- Following submission of the <u>Lead Market Maker Application</u>, and supporting documents, NYSE Arca will review the application for completeness prior to submission to FINRA for review.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca or FINRA on behalf of NYSE Arca, will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca or FINRA on behalf of NYSE Arca for further information.

- NYSE Arca will notify the Applicant in writing of their decision.

- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST

CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER
☐ Approved Options Trading Permit (OTP) Application.
☐ Application for Lead Market Maker, All Sections.
☐ Copy of the Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, Inc.

☐ Financial Documentation
     • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
     • Most Recent Balance Sheet and Capital Computation
     • Six Month Profit/Loss Projection
     • Subordination Agreements, if applicable[2]

☐ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years.

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[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

OTP APPROVAL STATUS

☐ Applicant organization is currently an approved Options Trading Permit Holder and Market Maker with NYSE Arca. *

* All Lead Market Maker applicants must be approved OTP Holders and Market Makers with NYSE Arca.

NET CAPITAL

Amount: _____ As Of Date _____ FOCUS Report Line Item* _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing / Good Fait Deposits

☐ Other _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM: _____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other _____

SECTION 2 – INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Arca. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Rule 6.82 applies to your firm, including reporting requirements.

NYSE Arca Rule 6.82(b): Qualification of Lead Market Makers

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, OTP Holder or OTP Firm, or any person associated with an OTP Holder or OTP Firm.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Arca Rule 6.82(c): Obligations of Lead Market Makers

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Rule 6.86 and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b) through the LMMs own proprietary autoquoting system;

(4) Fulfill general Market Maker obligations under Rule 6.37 and 6.37A;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at anytime during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned, applying for registration as a Lead Market Maker, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Arca, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by NYSE Arca Rule 4 and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Lead Market Maker firm rather than to each MMAT individually.

2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.

3. The LMM's clearing firm will provide daily equity information to FINRA, acting as agent for NYSE Arca, for LMM cash or liquid asset position review.

4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for NYSE Arca, for Market Maker capital compliance review.

5. Provide detailed financial reports and such other operational reports to NYSE Arca or FINRA, acting as agent for NYSE Arca as may be required.

6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca's rules. Such written procedures shall at all times be available for inspection by staff or agents of NYSE Arca.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

_____   _____
Signature of Authorized Clearing Firm Representative   Date

_____   _____
Print Name   Title

_____   _____
Clearing.Firm Name   Clearing No.

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order <u>or a riskless principal order that meets the criteria of FINRA Rule 5320.03</u> that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. <u>The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.</u>

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market.   Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

ATTACHMENT A

An ETP Holder is required to either designate certain of its order entry ports as "Retail Order Ports" and attest that substantially all orders submitted to the Exchange via such Retail Order Ports are Retail Orders or tag each order as a "Retail Order" in the order entry message. Additionally, an ETP Holder is required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, **no later than the fifth trading day of the month** in which the desired change is to become effective.

If your firm would like to create new ports to be designated as "Retail Order Ports" please complete the **Customer Session Request Form** found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf and email this form to the Connectivity team at connectivity@nyse.com. *Please Note: These new ports should be created prior to completing this form. Once you have established these new ports with the Connectivity team you may then submit this form stating which ports will be designated as "Retail Order Ports."*

Provide a list below of all ports that will be used as Retail Order Ports. *Please Note: These order entry ports must be designated by the Firm as "Retail Order Ports".*

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

Alternatively, an ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.

☐   Checking this box identifies the ETP Holder's intention to mark Retail Orders by FIX or ArcaDirect field. ETP Holder attests that all orders submitted to the Exchange identified as RET are Retail Orders.

NYSE Arca ETP Holder

_____

Authorized Signatory of the Firm

_____

Print Contact Name

_____

Title

_____

Date

Please return to Client Relationship Services at crs@nyse.com.

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. and NYSE Arca Equities, Inc. (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14, and Arca Equities Rule 1.1(d), 2.3, and 2.13.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
    - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
    - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
    - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: _____

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:_____

   Web CRD#: _____

   Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
   ☐ is a director of an ETP/OTP Firm
   ☐ *controls* an ETP/OTP Firm
   ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c) and Arca Equities Rule 1.1(d).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____

       (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
       equivalent of the Applicant)

Printed Name: _____

Title: _____

NYSE Arca Equities, Inc.

Application to Become a Lead Market Maker In a Particular
NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca Equities, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca Equities listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____

(If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

☐ Organizational Profile

☐ Other SRO affiliations of the Applicant

☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation?   ☐ Yes   ☐ No

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PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Equities Rule 7.25

Security Name: _____ Symbol: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____ CRD #: _____

Name: _____ CRD #: _____

Name: _____ CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca Equities rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Equities Rule 7.22: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Equities Rule 7.24: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Equities Rule 8.201(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

Date

Print Name

Title

NYSE Arca Equities, Inc.

Application for Market Maker* Registration

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS	1 of 10

Application Process

Filing Requirements
Prior to submitting the Application to become a Market Maker, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist
Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services: Email: crs@nyse.com; Phone: (212) 896-2830, option 5.

Application Process
- Following submission of the Application for Market Maker Registration and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.

- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").

- Applicant Broker Dealer is required to consult with an NYSE Arca Sales Representative to determine the most beneficial connectivity option. NYSE Arca will then coordinate the connectivity between the Applicant Broker Dealer and the Exchange. For Lead Market Maker applicants, the Exchange will assess the Applicant's trading systems by using the NYSE Arca LMM Certification Test.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

- NYSE Arca will promptly notify the applicant Broker-Dealer in writing of their decision.

- Upon approval and once connectivity is established, your NYSE Arca Sales Representative will inform you of your ability to trade.

- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Equities Rule 10.13. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

❑ Approved Equity Trading Permit ("ETP") application

❑ Application for Market Maker Registration, Sections 1 through 6

❑ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®

❑ Proof of Passing Series 7 (prior to May 1, 2016) or Series 57 (Effective May 1, 2016) Test Score for each Market Maker Authorized Trader listed in Section 3; or

❑ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.

❑ Market Maker Orientation Acknowledgement
   https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

❑ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC

❑ Financial Documentation
   - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
   - Most Recent Balance Sheet and Capital Computation
   - Six Month Profit/Loss Projection
   - Subordination Agreements, if applicable

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL CHECKLIST FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

❑ Application for Market Maker Registration (if not completed concurrently with Market Maker application):
   - Section 1 to identify intent to apply as a Lead Market Maker ETP
   - Sections 3 & 4 for any previously undisclosed Market Maker Authorized Traders
   - Section 6

❑ NYSE Arca LMM Certification Test
   - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

---

1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, whichever is greater. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Equities Rule 7.20

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

NYSE Arca Equities – NYSE Arca Equities, Inc. (a wholly owned subsidiary of the NYSE Arca, Inc.).

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID _____
(If NASDAQ Participant)

☐ Application ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Contact Name: _____ Title: _____

Phone: _____ Fax: _____

Email: _____

ETP APPROVAL STATUS

☐ Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca Equities*
* All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item*: _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other _____

SECURITIES

List the number of securities for which your firm requests approval: _____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other_____

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes   ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: _____

Operating Capacity: _____

List Securities

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SRO: _____

Operating Capacity: _____

List Securities

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SRO: _____

Operating Capacity: _____

List Securities

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Equities Rule 1.1(v), a person must (i) have successfully completed the General Securities Representative Examination (Series 7) prior to May 1, 2016 or successfully complete the Securities Trader Qualification Examination (Series 57) effective May 1, 2016, (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: _____ Date of Birth: _____

Street Address: _____ Suite/Floor: _____

City: _____ State: _____ Zip Code: _____

Phone Number: _____ Fax Number: _____

E-Mail Address: _____

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below)　　　　☐ No

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No　NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Operating Capacity: _____

Employment Dates: _____ SRO Affiliation: _____

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____ Date of Birth: _____

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No　NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Employer CRD #: _____

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____ Date of Birth: _____

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No　NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Employer CRD #: _____

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website: http://www.nyse.com/equities/nysearcaequities/1158747143951.html. Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____   _____
Print Name   Title

SECTION 5 – DESIGNEE ASSIGNMENT

A "Designee" is a person assigned by the firm who is authorized to add and remove an MMAT's registered symbols. Typically, the Designee refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising MMATs (as defined in NYSE Arca Equities Rule 1.1(v)). This section allows a Designee to assign the Designee function authority to other members of the firm. By default, Head Traders fall under this category; however, such persons are required to be designated below.

DESIGNEE

Full Name: _____

Title: _____

Email Address: _____   Phone Number: _____

DESIGNEE

Full Name: _____

Title: _____

Email Address: _____   Phone Number: _____

DESIGNEE

Full Name: _____

Title: _____

Email Address: _____   Phone Number: _____

DESIGNEE

Full Name: _____

Title: _____

Email Address: _____   Phone Number: _____

AUTHORIZED ACKNOWLEDGEMENT

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____   _____
Print Name   Title

SECTION 6 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca Equities called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1.   *Minimum Net Capital Requirements*
         Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

         (a)   *Market Makers Subject to the Aggregate Indebtedness Requirement*
                 Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

         (b)   *Market Makers Subject to the Alternative Net Capital Requirement*
                 Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2.   Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3.   Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4.   Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca Equities.

5.   Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Equities' rules. Such written procedures shall at all times be available for inspection by NYSE Arca Equities staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____   _____
Print Name   Title

OTP HOLDER REQUEST FOR OFF-FLOOR TRANSFER OF POSITIONS

OTP Holder_____   **CRD#**_____

Pursuant to NYSE Arca Rule 6.78(d), the OTP Holder identified above intends to transfer certain securities positions from one trading account to another account in a manner other than trading on the floor of a national securities exchange. The OTP Holder hereby requests the NYSE Arca approval to transfer securities positions off the floor of the Exchange from one account to another as follows:

Proposed Transfer Date:	
Briefly explain the purpose of this Position Transfer:	
Option or Stock Symbols of the positions to be transferred:	

The accounts and OTP Holders owning and controlling the accounts involved in this position transfer include:

Positions will be transferred From Account #	
Owned/Controlled by: (Name of OTP Holder)	
Positions will be transferred To Account #	
Owned/Controlled by: (Name of OTP Holder)	

The net effect on **open interest** as a result of this transfer in securities positions will be:

☐ No effect on open interest	Approximately _____ % effect on open interest

If all ownership and control of the transferred positions will be relinquished to a person or entity that is <u>not</u> a registered OTP Holder or OTP Firm, this form may not be used.

The undersigned hereby represents that the information contained herein is true, correct and complete.

_____   _____
Print Name of Authorized Person   Title

_____   _____
Signature   Date

Submit scan and return this form to: - Client Relationship services at crs@nyse.com Approved by: _____ on _____ _____

NYSE Arca Options - Designated Give-up Notification Form

1. OTP Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options to enable (or disable) give-ups for the following Clearing Members (**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).			Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐
Clearing Member Name:		OCC #:	☐	☐

OTP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE Arca Rule 6.15.

OTP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Arca.

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2015

NYSE Arca Options

TERMINATION OF FLOOR BROKER

To: NYSE Arca Client Relationship Services Department

From: _____
        OTP Member Firm

Re: _____
        Floor Broker Name   Acronym(s)

Date of termination: _____(Close of Business)

☐ Temporary Termination (1-120 days)

        – Date of Return: _____

☐ Permanent Termination

_____
Authorized Signature of OTP Firm   Date

Checklist for Terminating an OTP Floor Broker

1.   OTP holders must notify the Exchange in advance of the proposed termination date.

2.   Temporary terminations cannot exceed 180 days.

3.   OTP holders must return floor badges and handhelds to floor staff.

4.   In conjunction with a permanent termination, a Form U-5 for the "FB" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.

5.   Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. *For more information about the Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyse.com.*

Enrollment Form for ETF Liquidity Provider Program (ELP) on NYSE Arca

Equity Trading Permit ("ETP") Holders of NYSE Arca Equities, Inc. ("NYSE Arca") are eligible to participate in the ETF Liquidity Provider Program (ELP) in less-active ETFs listed on NYSE Arca by completing this enrollment form. ETP Holders are required to select a designated Equity Trading Permit ID ("ETPID") on UGW and/or Market Participant ID (MPID) on NGW to track enrollment requirements. Capitalized terms used in this enrollment form (but not defined here) are defined in the NYSE Master User Agreement.

General Information

Firm Name: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____ ETPID/ MPID: _____

ELP Firm Performance Report

As an ELP participant, the above firm will receive a daily report of their performance in the ELP eligible symbols. Please indicate an email address below for report receipt:

Email: _____

Authorization and Acceptance

The ETP Holder, by its duly authorized officer identified below, certifies the information on this form is accurate. ETP Holders are required to update promptly any information on the form if it becomes inaccurate. By signing this form, the ETP Holder agrees that NYSE Arca can publicly identify the enrollee as a liquidity provider in the ELP program and provide the enrollee's name and its quoting performance in the security(ies) in which it has qualified as a liquidity provider under the ELP program to the issuer of the security(ies). The ETP Holder acknowledges that completion of this form by itself will not result in any credits and that credits will be determined solely by NYSE Arca in accordance with the requirements of the Rules of NYSE Arca.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application and revisions should be returned via email to crs@nyse.com.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2017

EXHIBIT H

A complete set of documents pertaining to listing applications, standards, and fee schedules for NYSE Arca, Inc. is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2017

EXHIBIT I

The audited consolidated financial statements for
NYSE Arca, Inc. for the year ended December 31,
2016 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2016
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2016

Contents



EY
Building a better
working world

Ernst & Young LLP   Tel: +1 404 874 8300
Suite 1000   Fax: +1 404 817 5589
55 Ivan Allen Jr. Boulevard   ey.com
Atlanta, GA 30308

Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited



**Building a better
working world**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca, Inc. and Subsidiaries at December 31, 2016, and the consolidated results of their operations and their cash flows for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 16, 2017

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2016

Assets
Current assets:

Cash and cash equivalents	$	13
Accounts receivable		55
Due from affiliates, net		8
Loan receivable from affiliate		487
Other current assets		8
Total current assets		571
Non-current assets:		
Property and equipment, net		41
Goodwill		563
Other intangible assets, net		998
Other non-current assets		53
Total non-current assets		1,655
Total assets	$	2,226

Liabilities and equity
Current liabilities:

Accounts payable and accrued liabilities	$	99
Income tax payable		1
Total current liabilities		100
Non-current liabilities:		
Deferred income taxes, non-current		413
Other non-current liabilities		19
Total non-current liabilities		432
Total liabilities		532
Equity		1,694
Total liabilities and equity	$	2,226

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2016

Revenues:		
Transaction fees	$	949
Data services fees		89
Listing fees		12
Other		37
Affiliate		12
Total revenues		1,099
Transaction-based expenses:		
Section 31 fees		197
Cash liquidity payments, routing and clearing		628
Total revenues less transaction-based expenses		274
Operating expenses:		
Compensation and benefits		23
Technology and communications		6
Rent and occupancy		4
Selling, general and administrative		2
Depreciation and amortization		26
Affiliate		71
Total operating expenses		132
Operating income		142
Other income:		
Interest and other income, net		10
Income before income tax expense		152
Income tax expense		68
Comprehensive income	$	84

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2016

Balance at January 1, 2016	$	1,606
Net income		84
Stock-based compensation		4
Balance at December 31, 2016	$	1,694

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2016

Operating activities:

Net income	$	84
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		26
Stock-based compensation		4
Deferred income taxes		7
Change in assets and liabilities:		
Accounts receivable		(6)
Other assets		(9)
Accounts payable and accrued liabilities		5
Income taxes payable		(2)
Due from affiliates, net		(100)
Other liabilities		1
Total adjustments		(74)
Net cash provided by operating activities		10

Investing activities:

Capital expenditures		(21)
Net cash used in investing activities		(21)

Net decrease in cash and cash equivalents		(11)
Cash and cash equivalents, beginning of year		24
Cash and cash equivalents, end of year	$	13

Supplemental cash flow disclosure

Cash paid for income taxes	$	3

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2016

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 11 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has two other subsidiary SRO's: New York Stock Exchange LLC and NYSE MKT LLC.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Prior to February 18, 2016, regulatory functions were performed or overseen by NYSE Regulation, Inc. ("NYSE Regulation"), a subsidiary of the Parent. On February 18, 2016, NYSE Regulation ceased performing or overseeing regulatory functions. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 7). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

2. Significant Accounting Policies (continued)

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain components of stock compensation. The guidance includes the recognition of all excess tax benefits/deficiencies in the statement of income and classification as operating activities within the statement of cash flows, as well as the option to account for forfeitures based on awards expected to vest or as they occur. ASU 2016-09 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. We elected to early adopt ASU 2016-09 in the first quarter of 2016 on a prospective basis. The adoption did not have a material effect on the Company's financial statements.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Derivatives trading and clearing revenues are recognized over the period in which the services are provided, which is typically the date the transactions are executed or are cleared, except for a portion of clearing revenues related to cleared contracts which have an ongoing clearing obligation that extends beyond the execution date. The transaction and clearing fee revenues are determined on the basis of the transaction and clearing fee charged for each contract traded on the exchanges. Derivatives transaction and clearing fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable commission rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

2. Significant Accounting Policies (continued)

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as other non-current liabilities in the consolidated balance sheet.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. These fees are recognized as revenue as services are rendered. These fees are included in data service fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section

2. Significant Accounting Policies (continued)

31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), or ASU 606. ASU 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires revenue to be recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The original effective date of the guidance would have required the Company to adopt at the beginning of our first quarter of fiscal 2017; however, the FASB approved an optional one-year deferral of the effective date. Additionally, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior

NYSE Arca, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We are currently evaluating the overall impact this guidance will have on the Company's consolidated financial statements, as well as the method of adoption. Based on a preliminary assessment, the Company expects that the adoption may accelerate the timing of recognition of original and supplemental listing fees. The Company is continuing its assessment, which may identify other impacts of the adoption of ASU 606.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. A lessee should recognize in its balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating this guidance to determine the potential impact on its consolidated financial statements and whether the guidance will be adopted early.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Stock Compensation (Topic 718) - *Improvements to Employee Share-Based Payment Accounting*, or ASU 2016-09. ASU 2016-09 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain components of stock compensation. The guidance includes the recognition of all excess tax benefits/deficiencies in the statement of income and classification as operating activities within the statement of cash flows, as well as the option to account for forfeitures based on awards expected to vest or as they occur. ASU 2016-09 is effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt ASU 2016-09 in the first quarter of 2016 on a prospective basis. The adoption did not have a significant impact on our consolidated financial statements.

3. Other Intangibles

The Exchange's intangible assets include $998 million of intangible assets as of December 31, 2016. The following table presents the details of the intangible assets as of December 31, 2016 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ —	Indefinite
Customer relationships	185	34	17 years
Trade names	57	—	Indefinite
Developed technology	3	3	3 years
Total	$ 1,035	$ 37	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

For the year ended December 31, 2016, amortization expense of acquired intangible assets was $12 million and is included in depreciation and amortization expense in the accompanying consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2017	$ 11
2018	11
2019	11
2020	11
2021	11
Thereafter	96
Total	$ 151

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2016 were as follows (in millions):

Current:		
Federal	$	48
State and local		13
Total current		61
Deferred:		
Federal		1
State and local		6
Total deferred		7
Total tax expense	$	68

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2016 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	6
State apportionment impact to deferreds	2
Other	2
Effective tax rate	45%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2016 (in millions):

4. Income Taxes (continued)

Deferred tax assets:

Loss carryforward	$	15
Liability reserve		6
Deferred and stock-based compensation		2
Total before valuation allowance		23
Valuation allowance		(15)
Total deferred tax assets, net of valuation allowance	$	8

Deferred tax liabilities:

Acquired intangible assets	$	(406)
Property and equipment		(8)
Other		(7)
Total deferred tax liabilities	$	(421)
Net deferred tax liabilities	$	(413)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2016, the Exchange has gross U.S. federal net operating loss carry-forwards of $1 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2021.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2016 (in millions):

Beginning balance of unrecognized tax benefits	$	12
Additions based on tax positions related to current year		1
Ending balance of unrecognized tax benefits	$	13

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2016, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $5 million as of December 31, 2016. Tax years prior to 2006 no longer remain subject to examination by tax authorities.

5. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC to provide management and technical support services. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2016, expenses of $71 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE MKT LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2016, revenues of $12 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2016, the Exchange had an $8 million net receivable related to these agreements. Additionally, as of December 31, 2016, the Exchange had a loan receivable from the Parent of $487 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding.

6. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("ASE") and Archipelago Trading Services, Inc. ("ATS"). ASE acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2016 ASE and ATS had net capital of $7.4 million and $5.2 million, respectively, which was $7.1 million and $5.2 million in excess of the net capital requirement, respectively.

7. Property & Equipment

The property and equipment balance as of December 31, 2016 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2016 were as follows (in millions):

Construction in progress	$	3
Computers and equipment		50
Software, including software development costs		19
Furniture and fixtures		1
		73
Less: accumulated depreciation and amortization		(32)
Total property, plant and equipment at December 31, 2016	$	41

For the year ended December 31, 2016, depreciation expense was $14 million.

8. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2016 were $9 million related to the Parent's defined contribution plans.

9. Fair Value of Financial Instruments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment.

During the year ended December 31, 2016, the Exchange increased the carrying value of its investment in OCC and recorded other income of $7 million ratably throughout the year for the Exchange's pro-rata share of OCC's earnings.

10. Commitments and Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of comprehensive income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates. Future payments under these obligations as of December 31, 2016 were as follows (in millions):

	Lease Payments
2017	$ 2
2018	3
2019	1
2020	-
2021	-
Thereafter	-
Total	$ 6

For the year ended December 31, 2016, rent and occupancy expense was $4 million.

11. Subsequent Events

The Exchange has evaluated subsequent events and transactions and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2017

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2017

An alphabetical listing of the members and member
organizations of NYSE Arca, Inc., containing
information including the name, date of election,
principal place of business, and information with
respect to the activities in which the members and
member organizations are primarily engaged, is
maintained and kept up to date, and will be made
available to the Securities and Exchange
Commission upon request.

In addition, a list of member organizations is
publicly available on the Exchange's website at
www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2017

A schedule of NYSE Arca, Inc.'s securities
admitted to trading is publicly available on the
Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the
Exchange, is kept up to date, and will be made
available to the Securities and Exchange
Commission and the public on request.